UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 24, 2025, Jin Medical International Limited issued a press release, a copy of which is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Jin Medical International Ltd., titled “Jin Medical Accelerates Chuzhou Facility Construction to Unlock Annual Production Capacity of RMB300 Million”, dated April 24, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: April 24, 2025	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer

2